

Mail Stop 4561

September 15, 2016

Dan Bodner
President and Chief Executive Officer
Verint Systems Inc.
175 Broadhollow Road
Melville, NY 11747

      Re: **Verint Systems Inc.**
              Form 10-K for the fiscal year ended January 31, 2016
              Filed March 30, 2016
              Form 8-K filed March 29, 2016
              File No. 001-34807

Dear Mr. Bodner:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Key Trends and Factors That May Impact our Performance, page 32

1.   Under the third bullet point, you indicate that extended sales cycles represent a challenge to your revenue and profitability. Please confirm that you will revise future filings to discuss the actions that management is taking to address this challenge. In this regard, we note your discussion in your recent earnings calls transcripts regarding the adjustments to your go-to-market strategy that are being made to address this, such as the incremental marketing of your solutions, a higher focus on customers' near-term

priorities and budgets, and implementation of a neutral sales commission plan. Refer to Section III.A of SEC Release No. 33-8350.

Form 8-K filed March 29, 2016

Exhibit 99.1

2. We note that the "other adjustments" line item is a significant adjustment in your reconciliation of GAAP to non-GAAP Results, particularly for the year ended January 31, 2016 and 2015. Please tell us the nature of the items included within these "other adjustments" as well as your consideration of further breaking out these items in more detail in your reconciliations. Similar concerns apply to the Form 8-K filed September 7, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services